EXHIBIT 99.1

Corporate Contacts:	Investor Relations:
Adi Sfadia	June Filingeri
Chief Financial Officer	Comm-Partners LLC
RADVISION
+1 201-689-6340	+1 203-972-0186
cfo@radvision.com	junefil@optonline.net

RADVISION REPORTS SECOND QUARTER 2011 RESULTS IN LINE WITH REVISED FORECAST
- Revenues Are $18.1 Million
- GAAP Net Loss Is $0.44 per Diluted Share
- Non-GAAP Net Loss Is $0.29 per Diluted Share

TEL AVIV, August 2, 2011 – RADVISION® (Nasdaq: RVSN), a leading technology and end-to-end solution provider for unified visual communications, reported today that revenues for the second quarter of 2011 were $18.1 million, in line with the Company’s revised forecast. This compares with $23.3 million in the second quarter of 2010.

For the second quarter of 2011, the operating loss was $6.4 million on a GAAP basis and $5.5 million on a non-GAAP basis.  For the second quarter of 2010, the Company reported an operating loss of $0.6 million on a GAAP basis and operating income of $0.6 million on a non-GAAP basis.

The net loss for the second quarter of 2011 was $8.2 million, or $0.44 per diluted share, on a GAAP basis, and $5.4 million, or $0.29 per diluted share, on a non-GAAP basis. This compares with a net loss of $0.7 million, or $0.04 per diluted share, on a GAAP basis, and net income of $0.5 million, or $0.02 per diluted share, on non-GAAP basis, in the second quarter of 2010.

The non-GAAP amounts in the second quarter of 2011 exclude $0.4 million for the effects of stock-based compensation expense in accordance with ASC 718, $0.4 million of expense for amortization of purchased intangibles related to the acquisition of certain assets of the Aethra group in February 2010, a tax asset valuation allowance expense, net of $1.7 million, and a loss of $0.3 million due to the other than temporary impairment of certain Auction Rate Securities.  The total amount excluded for non-GAAP purposes was $2.8 million, equivalent to $0.15 per diluted share.

The non-GAAP amounts in the second quarter of 2010 exclude $0.6 million for the effects of stock-based compensation expense, $0.6 million of expense for amortization of purchased intangibles related to the Aethra acquisition, and a loss of $0.03 million due to the write-down of certain Auction Rate Securities. The total amount excluded for non-GAAP purposes was $1.2 million, equivalent to $0.06 per diluted share.

For the second quarter of 2011, total revenues consisted of $14.5 million for the Video Business Unit (VBU) and $3.6 million for the Technology Business Unit (TBU).  This compares with $19.2 million for the VBU and $4.1 million for the TBU reported in the second quarter of 2010.

The Company’s revised forecast for the second quarter of 2011, reported on July 5, 2011, was for revenues of approximately $18.0 million to $18.5 million and a net loss of $0.41 to $0.44 per diluted share on a GAAP basis, and $0.27 to $0.30 per diluted share on a non-GAAP basis.

The reconciliation between GAAP net income and Non-GAAP net income is provided in the tables at the end of this release.

The Company ended the second quarter of 2011 with approximately $101.3 million in cash and liquid investments, equivalent to $5.48 per basic share, a decrease of $8.8 million from March 31, 2011. The decrease reflects $7.3 million used in operating activities, the use of $1.2 million to repurchase 129,894 Company shares, and $0.6 million for capital expenditures offset by $0.3 million received from the exercise of options.

Boaz Raviv, Chief Executive Officer, commented: “Second quarter results were in line with our revised forecast, but not on-track with our original plan, mainly due to the performance of our VBU in North America, as previously reported. We are moving immediately to remedy that, and are committed to realizing tangible improvement as quickly as possible.

“Our VBU performed well in the rest of the world in the second quarter, with strong year-over-year growth in EMEA, CALA and APAC, and a 35% increase in our core, non-OEM revenues compared with the second quarter last year.  To further accelerate our growth in the endpoint market, we recently expanded our end-to-end portfolio.  Our second quarter also benefitted from very strong sales to service providers for cloud-based services and further successful expansion of our reseller channel. We will not be satisfied, however, until we are back on track with our growth plan.”

Guidance
The following statements are forward-looking, and actual results may differ materially.
The Company expects to report revenues for the third quarter of 2011 of approximately $19.0 million and a net loss of approximately $5.9 million, or $0.32 per diluted share, on a GAAP basis, and $5.0 million, or $0.27 per diluted share, on a non-GAAP basis. The non-GAAP amount excludes stock-based compensation expense of about $0.5 million in accordance with ASC 718 and amortization of purchased intangible assets of $0.4 million. That compares to revenues in the third quarter of 2010 of $24.5 million and net income of $0.3 million, or $0.02 per diluted share, on a GAAP basis, and $1.6 million, or $0.08 per diluted share, on a non-GAAP basis. The non-GAAP amount in the 2010 third quarter excludes stock-based compensation expense of $0.6 million, amortization of purchased intangibles of $0.5 million, and a loss of $0.2 million due to the other than temporary impairment of certain Auction Rate Securities.  (Full details of the Company’s forecast are available on the Company’s web site at www.radvision.com.)

GAAP versus NON-GAAP Presentation
To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles in the United States ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude net profit and loss from other than temporary impairment of available-for-sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, an increase in valuation allowance for tax assets, net, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude other than temporary impairment of available-for-sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, an increase in valuation allowance for tax assets, net, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different from the non-GAAP measures used by other companies.

Second Quarter 2011 Earnings Conference Call/Webcast
RADVISION will hold a conference call to discuss its second quarter 2011 results and third quarter 2011 outlook, today, Tuesday, August 2, at 9:00 a.m. (Eastern). To access the conference call, please dial 1-877-601-3546 (International dialers may call +1-210-839-8500) by 8:45 a.m. (Eastern).  The passcode “RADVISION” will be required to access the live conference call. A live webcast of the conference call also will be available on the Company's website and archived on the site until the next quarter.  Simply click on the following link or copy it onto your browser: www.radvision.com/Corporate/Investors/FinancialReports/.  A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:00 p.m. (Eastern) on August 9th. To access the replay, please dial 1-800-294-1006 (International dialers may call +1-402-220-9758).

The PowerPoint presentation highlighting key financial metrics as well as the third quarter 2011 estimate also will be available in the Investor Relations section of the Company’s website. The presentation will be available beginning at 8:00 a.m. (Eastern) on August 2nd and will be archived on the website until the end of the third quarter.

About RADVISION
RADVISION (Nasdaq: RVSN) is the industry’s leading provider of market-proven products and technologies for unified Visual Communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the Unified Communications evolution by combining the power of video, voice, data and wireless – for high definition Video Conferencing Systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders  and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

- TABLES FOLLOW -

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except share and per share data

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	Unaudited

Revenues	$18,061	$23,328	$38,816	$44,081
Cost of revenues	5,542	6,052	11,577	11,287

Gross profit	12,519	17,276	27,239	32,794

Operating costs and expenses:
Research and development	8,067	7,900	16,015	15,453
Marketing and selling	9,079	7,973	17,602	15,722
General and administrative	1,312	1,421	2,612	2,870
Amortization of purchased intangibles	428	570	904	784
Acquisition-related costs	-	-	-	364
Acquisition-related restructuring expenses , net	-	-	-	2,460

Total operating costs and expenses	18,886	17,864	37,133	37,653

Operating loss	(6,367)	(588)	(9,894)	(4,859)
Financial income, net	63	226	526	498

Loss before taxes on income	(6,304)	(362)	(9,368)	(4,361)
Taxes on income	(1,867)	(370)	(2,150)	(731)

Net loss	$(8,171)	$(732)	$(11,518)	$(5,092)

Basic net loss per Ordinary share	$(0.44)	$(0.04)	$(0.62)	$(0.26)

Weighted Average Number of Shares Outstanding During the Period – Basic	18,507,832	19,520,555	18,550,544	19,516,843

Diluted net loss per Ordinary share	$(0.44)	$(0.04)	$(0.62)	$(0.26)
Weighted Average Number of Shares Outstanding During the Period – Diluted	18,507,832	19,520,555	18, 550,544	19, 516,843

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Cont.)

U.S. dollars in thousands, except per share data

Reconciliation of GAAP to NON-GAAP Operating Results

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles in the United States ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude net profit or loss from other than temporary impairment of available for sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, an increase in valuation allowance for tax assets, net, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude other than temporary impairment of available for sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, an increase in valuation allowance for tax assets, net, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies.

The following table reconciles the GAAP to non-GAAP operating results:

	Three months ended
	June 30, 2011			June 30, 2010
	(Unaudited)
	GAAP results (as reported)	Non-GAAP Adjustment(*)	Non-GAAP results	GAAP results (as reported)	Non-GAAP Adjustment (*)	Non-GAAP results

Gross profit	$12,519	$22	$12,541	$17,276	$26	$17,302
Total operating costs and expenses	$18,886	$(808)	$18,078	$17,864	$(1,157)	$16,707
Operating income (loss)	$(6,367)	$830	$(5,537)	$(588)	$1,183	$595
Income (loss) before taxes on income	$(6,304)	$1,111	$(5,193)	$(362)	$1,214	$852
Net income (loss)	$(8,171)	$2,808	$(5,363)	$(732)	$1,214	$482
Basic net earnings (loss) per Ordinary share	$(0.44)	$0.15	$(0.29)	$(0.04)	$0.06	$0.02
Diluted net earnings (loss) per Ordinary share	$(0.44)	$0.15	$(0.29)	$(0.04)	$0.06	$0.02

(*) Reconciliation of GAAP to Non-GAAP measures (Unaudited)
	Three months ended June 30,
	2011	2010
	Unaudited

GAAP net loss	$(8,171)	$(732)
Tax Assets Write-Down, net	1,697	-
Amortization of purchased intangibles	428	570
Share-based compensation	402	613
Other than temporary impairment of available for sale marketable securities	281	31
Non-GAAP net income (loss)	$(5,363)	$482
Non-GAAP diluted net income (loss) per Ordinary share	$(0.29)	$0.02

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Cont.)

U.S. dollars in thousands, except per share data

	Six months ended
	June 30, 2011			June 30, 2010
	(Unaudited)
	GAAP results (as reported)	Non-GAAP Adjustment(*)	Non-GAAP results	GAAP results (as reported)	Non-GAAP Adjustment (*)	Non-GAAP results

Gross profit	$27,239	$43	$27,282	$32,794	$86	$32,880
Total operating costs and expenses	$37,133	$(1,748)	$35,385	$37,653	$(4,793)	$32,860
Operating income (loss)	$(9,894)	$1,791	$(8,103)	$(4,859)	$4,879	$20
Income (loss) before taxes on income	$(9,368)	$2,078	$(7,290)	$(4,361)	$4,927	$566
Net income (loss)	$(11,518)	$3,775	$(7,743)	$(5,092)	$4,927	$(165)
Basic net earnings (loss) per Ordinary share	$(0.62)	$0.20	$(0.42)	$(0.26)	$0.25	$(0.01)
Diluted net earnings (loss) per Ordinary share	$(0.62)	$0.20	$(0.42)	$(0.26)	$0.25	$(0.01)

(*) Reconciliation of GAAP to Non-GAAP measures (Unaudited)

	Six months ended June 30,
	2011	2010
	Unaudited

GAAP net loss	$(11,518)	$(5,092)
Tax Assets Write-Down, net	1,697	-
Amortization of purchased intangibles	904	784
Share-based compensation	887	1,271
Other than temporary impairment of available for sale marketable securities	287	48
Acquisition-related costs	-	364
Acquisition-related restructuring expenses, net	-	2,460
Non-GAAP net loss	$(7,743)	$(165)
Non-GAAP diluted net loss per Ordinary share	$(0.42)	$(0.01)

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except per share data

	June 30,	December 31,
	2011	2010
	Unaudited	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents *)	$12,690	$17,753
Short-term bank deposits *)	39,947	47,792
Short-term marketable securities *)	14,367	14,897
Trade receivables	16,309	15,137
Other accounts receivable and prepaid expenses	7,784	7,083
Inventories	4,761	2,556

Total current assets	95,858	105,218

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term marketable securities *)	34,343	35,943
Long-term prepaid expenses	428	1,055
Severance pay fund	7,891	7,662
Long-term deferred tax asset	742	1,488

Total long-term investments and receivables	43,404	46,148

Property and equipment, net	4,605	4,573

Goodwill	4,747	4,747

Other intangible assets, net	4,021	4,925

Total assets	$152,635	$165,611

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$4,186	$3,499
Deferred revenues	8,126	7,938
Accrued expenses and other accounts payable	16,441	19,057

Total current liabilities	28,753	30,494

Accrued severance pay	9,601	8,776

Total liabilities	38,354	39,270

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.1 par value	234	234
Additional paid-in capital	150,206	149,121
Treasury stock	(40,785)	(39,745)
Accumulated other comprehensive income	56	(276)
Retained earnings	4,570	17,007

Total shareholders' equity	114,281	126,341

Total liabilities and shareholders' equity	$152,635	$165,611

*) Total cash and liquid investments	$101,347	$116,385

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2011	2010
	Unaudited
Cash flows from operating activities:
Net loss	$(11,518)	$(5,092)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,323	2,236
Accrued interest, amortization of premium and accretion of discount on marketable securities and bank deposits, net	275	(179)
Amortization of deferred stock compensation	887	1,271
Tax benefit relating to loss carryforwards resulting from exercise of stock options	(198)	(254)
Decrease (increase) in trade receivables, net	(1,172)	3,111
Increase in other accounts receivable and prepaid expenses	(922)	(339)
Increase in inventories	(2,205)	(840)
Decrease in long-term prepaid expenses	627	170
Decrease (increase) in deferred tax asset	1,228	(134)
Increase in trade payables	687	198
Increase (decrease) in deferred revenues	188	(1,249)
Increase (decrease) in accrued expenses and other accounts payable	(2,418)	5,029
Accrued severance pay, net	596	12

Net cash provided by (used in) operating activities	(11,622)	3,940

Cash flows from investing activities:
Proceeds from redemption of marketable securities	16,100	11,800
Purchase of marketable securities	(14,315)	(24,665)
Proceeds from withdrawal of bank deposits	32,686	16,865
Purchase of bank deposits	(24,681)	(21,429)
Purchase of property and equipment	(1,451)	(1,300)
Payment for the acquisition of Aethra	-	(6,984)

Net cash provided by (used in) investing activities	8,339	(25,713)

Cash flows from financing activities:
Purchase of treasury stock	(3,414)	-
Exercise of options by employees	1,436	88
Tax benefit related to exercise of stock options	198	254

Net cash provided by (used in) financing activities	(1,780)	342

Decrease in cash and cash equivalents	(5,063)	(21,431)
Cash and cash equivalents at beginning of period	17,753	40,289

Cash and cash equivalents at end of period	$12,690	$18,858